HUNTON ANDREWS KURTH LLP 200 PARK AVENUE NEW YORK, NY 10166-0005 TEL 212 • 309 • 1000 FAX 212 • 309 • 1100

January 19, 2024

Via Edgar and Electronic Mail

Mr. Jason Weidberg

Mr. Arthur Sandel

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Evergy Missouri West, Inc.

Evergy Missouri West Storm Funding I, LLC

Amendment No. 1 to Registration Statement on Form SF-1

Filed October 27, 2022

File Nos. 333-268913 and 333-268913-01

Dear Mr. Weidberg and Mr. Sandel:

On behalf of Evergy Missouri West, Inc. (“Evergy Missouri West”) and Evergy Missouri West Storm Funding I, LLC (the “Issuing Entity”, and, together with Evergy Missouri West, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 2 reflects the Registrants’ response to the comment received from the Staff contained in the Staff’s letter dated November 7, 2023 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from Part II of the Registration Statement that was filed on October 27, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Mr. Jason Weidberg and Mr. Arthur Sandel

Securities and Exchange Commission

January 19, 2023

Registration Statement on Form SF-1

Part II - Information Not Required in Prospectus

Item 15. Undertakings, page 3

1.	Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

The Registrants have included the undertaking under Item 512(b) of Regulation S-K to Item 15.

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The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr., Esq.
Michael F. Fitzpatrick, Jr., Esq.

cc:	David A. Campbell, Evergy Missouri West, Inc.

Geoffrey T. Ley, Evergy Missouri West Storm Funding I, LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP